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Exhibit 12.1

Regal Entertainment Group
Ratio of Earnings to Fixed Charges
(in millions, except ratios)

	Year Ended 12/30/2004		Year Ended 12/29/2005		Year Ended 12/28/2006		Year Ended 12/27/2007		Year Ended 1/1/2009
Pretax Income	$142.0		$152.5		$144.0		$605.9		$123.3
Fixed Charges
Interest Expense, net of capitalized interest	93.6		114.4		124.4		126.1		123.4
Interest Capitalized	—		0.7		0.8		1.2		0.7
Amortization of Debt Costs	5.2		5.2		5.6		6.3		7.2
One-third of Rent Expense	95.7		103.5		107.7		112.0		121.1
Total Fixed Charges	194.5		223.8		238.5		245.6		252.4
Earnings	336.5		376.3		382.5		851.5		375.7
Ratio of Earnings to Fixed Charges	1.7	x	1.7	x	1.6	x	3.5	x	1.5	x
Deficiency	$—		$—		$—		$—		$—
Rent Expense	$287.0		$310.5		$323.2		$335.9		$363.3

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Regal Entertainment Group Ratio of Earnings to Fixed Charges (in millions, except ratios)